UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

November 28, 2014

Commission file number:

1-14251

SAP SE

(Exact name of registrant as specified in its charter)

SAP EUROPEAN COMPANY

(Translation of registrant’s name into English)

Dietmar-Hopp-Allee 16

69190 Walldorf

Federal Republic of Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SAP SE

FORM 6-K

In November 2014, SAP SE issued under its €6 billion Debt Issuance Program established in April 2014 three tranches of euro-denominated notes as follows:

First Bond Tranche:
Aggregated nominal amount	EUR 750 million
Coupon	3-Months-Euribor + 30bps p.a.
ISIN	DE000A13SL18
Final Maturity	11/20/2018

Second Bond Tranche:
Aggregated nominal amount	EUR 1 billion
Coupon	1.125 % p.a.
ISIN	DE000A13SL26
Final Maturity	02/20/2023

Third Bond Tranche:
Aggregated nominal amount	EUR 1 billion
Coupon	1.75 % p.a.
ISIN	DE000A13SL34
Final Maturity	02/22/2027

The bonds are listed on the Luxembourg Stock Exchange. Further details are available on the website of the Luxembourg Stock Exchange (www.bourse.lu).

This release does not constitute an offer to sell the notes, nor a solicitation of an offer to buy the notes. The notes have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States of America or to or for the account or benefit of US persons absent registration or an applicable exemption from registration requirements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAP SE
(Registrant)

By:	/s/ Christoph Huetten
	Name:	Dr. Christoph Huetten
	Title:	Chief Accounting Officer

By:	/s/ Sonja Simon
	Name:	Sonja Simon
	Title:	Head of Group Accounting and Reporting

Date: November 28, 2014

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